[LETTERHEAD OF DYCOM INDUSTRIES, INC.]

June 21, 2011

Via EDGAR

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Dycom Industries, Inc.
Registration Statement on Form S-3 (File No. 333-173059)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dycom Industries, Inc., a Florida corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-173059) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Daylight Time, on June 23, 2011, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dycom Industries, Inc.

By:	/s/ Richard B. Vilsoet
Name:	Richard B. Vilsoet
Title:	Vice President, General Counsel and Secretary